

February 8, 2011

Theodore C. Miller
Senior Vice President and Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
P.O. Box 5147
Springfield, IL 62705

> **Re:** **UTG, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010**
> **File Number: 000-16867**

Dear Mr. Miller:

We have reviewed your January 27, 2011 response to our January 14, 2011 letter and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K Amendment No. 2 for the fiscal year ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consent of Independent Registered Public Accounting Firm, page 36

1. Please tell us why you included a consent from Brown Smith Wallace, LLC and the reason it was post dated February 24, 2011. Consents of the reports of accountants are generally not required in Form 10-K. Confirm that Brown Smith Wallace reissued their report dated March 30, 2010 for use in the amendment 2 to your Form 10-K and that it meets the requirements of Article 2 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 37

2. You indicated in your response to prior comment one that the report of Brown Smith Wallace, LLC will include the city and state where issued in future filings. We consider this amendment to be a future filing. Please have Brown Smith Wallace

LLC revise their report to include the city and state where issued as previously requested.

Notes to Consolidated Financial Statements, page 41

Note 4B. Investment Securities

3. Regarding prior comment three, please provide us with the name of each issuer of equity securities in an unrealized loss position for greater than six months as of September 30, 2010 and December 31, 2010. Tell us the amount of the related unrealized loss as of September 30, 2010 and December 31, 2010 for each security, and the date the security first was in an unrealized loss position. Explain to us why management believes that the total cost will be recoverable at September 30, 2010 and December 31, 2010 and describe the key assumptions made and factors used by management to support the conclusion that the decline below cost is not other-than-temporary.

Note 7. Reinsurance

4. Refer to prior comment four. Your revised MD&A disclosure in response to bullet four appears to address only a portion of the line item "commissions and amortization of deferred policy acquisition costs" totaling $(1,650,926) in 2008. You disclose that results from this agreement included in this line item were approximately $(1,244,000) for the year 2008 but you do not explain the reason for the additional credit of approximately $400,000. Please expand your disclosure to quantify the various components of this line item to explain the large negative expense in 2008. In addition, consistent with your response to bullet five, disclose why bond sales impact profit on this block of business and any related commission offsets/allowances and amortization of DAC.

Exhibits 31 and 32

5. Please revise your filing to include a current date with each certification.

Please contact Donald Abbott, Senior Staff Accountant, at (202) 551-3608 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant